Free Writing Prospectus (to Prospectus dated January 24, 2020, as Supplemented by the Prospectus Supplement dated June 10, 2020) Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-236080.

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WILLAMETTE VALLEY
VINEYARDS

Dear Wine Enthusiast,

After publicly launching our Preferred Stock Offering in July, we've received more than $4.5 million in subscriptions — nearly half of the Preferred Stock available. All previous offerings have sold out before their deadline, so please act now.

Our Preferred Stock Offering (NASDAQ: WVVIP) price of **$4.85 per share, offering an annual 4.5% dividend or wine credit with 15% more value,** is available until September 30, 2020, unless sold out sooner.



Please join us on **Thursday, September 10th at 5 pm Pacific Time** for a virtual hard hat tour of Bernau Estate on our Facebook page. We're going live from our construction site in the Dundee Hills to share a sneak peak of the Bernau Estate Tasting Room, including the aging cellar for our méthode champenoise sparkling wines, and surrounding biodynamically-farmed vineyard and gardens. There is no need to RSVP. Simply go to our Facebook page and scroll down to the live video at 5 pm Pacific Time on September 10th.

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Become an Oregon
WINERY OWNER

As a Winery Owner, you'll be a part of the thriving Oregon wine industry and receive a 25% discount on wine purchases, complimentary wine tastings, invitations to Owners-only events and other benefits highlighted below. Priority to become an Owner is being given to wine enthusiasts who will support their investment as a Wine Club Member or use their dividend as a wine credit.

To make an investment, please review the prospectus then complete the application and subscription agreement. It may be submitted online at wvv.com/ownership or delivered to the winery.

The minimum purchase is 350 shares ($1,697.50) and the maximum purchase is 2,300 shares ($11,155.00). Share price will increase to $4.95 after September 30, 2020. Application and subscription agreement must be received by September 30, 2020 and be accepted.

Ownership Application & Subscription Agreement

If you have any questions, please call (503) 588-9463 or reply to this email.

Thank you for joining us in sharing the Oregon wine story,



Jim Bernau
Founder/Winegrower

Benefits of Ownership

- Discount of 25% off of wine bottle purchases.
- Complimentary wine tastings at any of our current and future Tasting Rooms.
- Complimentary VIP winery tours, by appointment, and an annual complimentary Blending Experience at Willamette Wineworks®.
- Priority to purchase limited-production wines, new releases and wines with personalized labels.
- Personalized winery business cards upon request; the initial set is complimentary.
- Discounted admissions to special events.
- Invitations to Owner-exclusive events.
- Regular email updates on winery developments including seeking Owner feedback and/or involvement.
- Opportunities to volunteer and increase your wine knowledge through the non-profit Oregon Wine Enthusiasts or support storytelling efforts as a Brand Ambassador.

Winery Highlights



America's Community-Funded Winery

Willamette Valley Vineyards became the first SEC authorized community-funded

business in the U.S. through the first successful Regulation A self-underwritten public offering in 1989. The winery has grown with the support of wine enthusiasts through Preferred Stock Ownership (NASDAQ: WVVIP) funding new vineyards, wineries and experiences.

World-class Wines Through Shared Ownership
Founder Jim Bernau believes among the healthiest forms of business are those owned by the community. Jim's vision of organizing the support of wine enthusiasts to make world-class wines through shared ownership has resulted in more than 16,000 owners.

Oregon's Leading Producer of Willamette Valley Appellated Pinot Noir
The winery sources all of its barrel-aged Pinot Noir from its estate-grown vineyards and meticulously farms, by hand, nearly 500 acres in the hills of the valley.

Stewardship of the Land
Since the winery's founding in 1983, stewardship of the land has been a key principle in our winemaking and farming practices. The estate vineyards are certified sustainable through LIVE (Low Input Viticulture and Enology) and Salmon-Safe. In addition, Willamette Valley Vineyards was the first winery in the world to use cork certified through Rainforest Alliance to Forest Stewardship Council standards. Learn More.



Bernau Estate
in the Dundee Hills

Bernau Estate will produce world-class méthode champenoise sparkling wines with an underground aging cellar and biodynamically-farmed vineyard. You will take pride in our sustainable farming practices that create a balanced ecosystem generating healthy soil and elegant wines. The winery will offer Oregon-inspired hospitality with wine and food pairings, stunning views, educational tours and

beautiful gardens for you to explore.





Willamette Wineworks®

Our First Prototype Outpost

Willamette Wineworks, a microwinery located in the Roundhouse building in revitalized Historic Folsom, California features food and wine pairings and a unique Barrel Blending System allowing you to create your own wine blends. Founder Jim Bernau's family in Folsom has brought this idea to life and enabled us to take the Oregon wine story on the road.

Folsom's winemaking history dates back to the mid-1800s with the planting of Natoma Vineyard. In the early 1900s, this vineyard boasted 2,000 acres as one of the largest vineyards in the nation, but when gold was discovered on the property, the vines were replaced with dredgers. Join our dream to reestablish Natoma as a celebrated wine brand in California.



Oregon Wine
on the rise

Although Oregon only produces 1% of the U.S. wine by volume, it earned 18% of *Wine Spectator*'s 90+ rated domestic wines between 2015 and 2019.

- Oregon wine is the fastest growing category at +13% in unit sales.
  Nielsen Data, Total US, 52 weeks ending 3/21/2020
- Oregon's growth continues to outperform despite commanding a significantly higher average price per bottle — more than 2x the category average. Oregon wine priced more than $25 is growing at a rate of +6.9% in unit sales.
  IRI Data, Total US, Origin Oregon, Q1 2020
- Willamette Valley Vineyards produces the #1 selling Willamette Valley AVA Pinot Noir in Oregon and #1 selling Willamette Valley AVA Pinot Noir in its price category nationwide. IRI Data, Oregon wine in Oregon, 52 week as of 6/29/2020

Willamette Valley Vineyards, Inc., has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents we have filed with the SEC for more complete information about our company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you may obtain a copy of these documents at http://www.wvv.com/prospectus, or we will arrange to send you the prospectus (including the documents incorporated therein by reference) if you so request by writing us at stock.offering@wvv.com or calling 1-800-344-9463.

www.WillametteValleyVineyards.com
8800 Enchanted Way SE • Turner, OR 97932 • 503.588.9463 info@wvv.com
Jim Bernau, Founder/Winegrower

Visit Us Shop Wines

Willamette Valley Vineyards
8800 Enchanted Way SE
Turner, OR 97392
phone: 503-588-9463
toll-free: 1-800-344-9463